SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)
[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________ to __________

                           Commission file number 1-82

                          CYPRUS AMAX MINERALS COMPANY
                    THRIFT PLAN FOR BARGAINING UNIT EMPLOYEES

                            PHELPS DODGE CORPORATION
                            2600 NORTH CENTRAL AVENUE
                           PHOENIX, ARIZONA 85004-3089

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Cyprus Amax Minerals Company Thrift Plan for Bargaining Unit Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cyprus Amax Minerals Company Thrift Plan for Bargaining Unit Employees (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

July 12, 2000
Phoenix, Arizona

CYPRUS AMAX MINERALS COMPANY THRIFT PLAN FOR
  BARGAINING UNIT EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                          1999           1998
                                                       ----------     ----------
                                  ASSETS

Investments (note 3)                                   $4,955,642     $3,722,935

Receivables:
  Employer contributions                                    6,063            139
  Participant contributions and loan repayments            22,154         28,862
                                                       ----------     ----------
        Total assets                                    4,983,859      3,751,936
                                                       ----------     ----------

Net assets available for benefits                      $4,983,859     $3,751,936
                                                       ==========     ==========

   The accompanying notes are an integral part of these financial statements.

CYPRUS AMAX MINERALS COMPANY THRIFT PLAN FOR
  BARGAINING UNIT EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

Additions to net assets attributable to:
Investment income:
  Interest and dividends                                              $  249,617
  Net appreciation in fair value of investments (Note 3)                 881,486
                                                                      ----------
    Total investment income                                            1,131,103

Employer contributions                                                    75,908
Participant contributions and loan repayments                            275,827
                                                                      ----------
    Total additions                                                    1,482,838
                                                                      ----------
Decrease in net assets attributable to:

Benefits paid to participants                                            250,915
                                                                      ----------
    Total deduction                                                      250,915
                                                                      ----------
Net increase                                                           1,231,923

Net assets available for benefits, at beginning of year                3,751,936
                                                                      ----------
Net assets available for benefits, at end of year                     $4,983,859
                                                                      ==========

   The accompanying notes are an integral part of these financial statements.

CYPRUS AMAX MINERALS COMPANY THRIFT PLAN FOR
  BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the Cyprus Amax Minerals Company ("Cyprus Amax") Thrift Plan for Bargaining Unit Employees (the "Plan" or the "Bargaining Plan") provides only general information. Refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL

     The Plan was established by AMAX Inc. ("AMAX") in 1965 for the benefit of certain collective bargaining unit hourly employees of AMAX, its divisions and its participating subsidiaries, who have completed one year of service and have attained the age of 18 ("Eligible Employees" or "Participants"). Cyprus Minerals Company ("Cyprus") and AMAX merged in November 1993, forming Cyprus Amax Minerals Company ("Cyprus Amax" or the "Company"). Following the merger, the name of the Bargaining Plan was changed to the Cyprus Amax Minerals Company Thrift Plan for Bargaining Unit Employees. Currently, the Plan consists solely of Amax Metals Recovery employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Phelps Dodge Corporation ("Phelps Dodge") became the sponsor of the Plan on October 16, 1999, following its acquisition of Cyprus Amax.

     As a result of the acquisition of Cyprus Amax by Phelps Dodge, all shares of Cyprus Amax stock held on October 16, 1999 were converted on November 5 and December 3, 1999 into Phelps Dodge common stock. On the November 5, 1999 conversion date, participants had the option of converting each share of Cyprus Amax stock into .35 shares of Phelps Dodge common stock or receiving $13.488782 in cash per share of Cyprus Amax stock plus .1201522 shares of Phelps Dodge common stock. If the latter option was selected the cash portion was deposited into the Prime Reserve Fund. On the December 3, 1999 conversion date, participants received .35 shares of Phelps Dodge common stock for each share of Cyprus Amax stock. All Phelps Dodge common stock is held in the common stock fund.

     ADMINISTRATION

     The Plan is administered by the Cyprus Amax Minerals Corporation Benefits Committee (the "Plan Administrator"), a committee appointed by Phelps Dodge's Board of Directors consisting of three Phelps Dodge officers. Prior to October 16, 1999, the Plan was administered by the Cyprus Amax Minerals Company Benefits Committee consisting of Cyprus Amax officers. T. Rowe Price Retirement Plan Services, Inc. serves as the Plan's recordkeeper and
     T. Rowe Price Trust Company serves as the trustee. During 1999, Plan administrative expenses were paid by Cyprus Amax and Phelps Dodge.

     CONTRIBUTIONS

     Participants may contribute a basic amount of 1 percent to 16 percent of compensation to the Plan. These basic contributions are made on an after-tax basis, a tax-deferred basis, or a combination of the two. The Company contributes an amount to the Common Stock Fund equal to 50 percent of the first 6 percent of each participant's contribution. Participant rollover contributions are permitted provided all Plan and legal requirements are satisfied.

CYPRUS AMAX MINERALS COMPANY THRIFT PLAN FOR
  BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN (CONTINUED)

     VESTING

     Participants are immediately vested in their employee contributions, the earnings attributable to those contributions, and the earnings attributable to employer contributions. Participants are vested with respect to employer matching contributions to the Plan at a rate of 25 percent after two years of service, 50 percent after three years of service, 75 percent after four years of service, and 100 percent after five years of service. Participants also become fully vested in employer contributions upon their death, attainment of age 65, retirement, total and permanent disability, permanent layoff, change in control, and/or Plan termination.

     FORFEITURES

     Participants who terminate employment before becoming fully vested forfeit the nonvested portion of their employer contributions. Amounts forfeited by Participants are used to reduce the contributions otherwise required by the Plan to be made by the Company to the Trustee.

     LOANS

     Participants may borrow from their Plan accounts. Loans are paid in the form of cash and may not exceed a Participant's vested account balance within specified legal limits. Loan interest rates are based on the prime rate plus one percent as determined on the first business day of the month preceding the month in which a Participant's written loan request is received by the Plan Administrator. Loan repayment terms vary from a minimum of six months to a maximum of five years. Repayment terms for loans used to purchase a participant's principal residence may be extended at the discretion of the Plan Administrator.

     Loan repayments are made regularly through payroll deductions or, for Participants not receiving a paycheck (e.g., on leave of absence), can be delivered regularly to the Plan Administrator. A Participant may prepay a one-time single sum of all of the outstanding loan balance.

     DISTRIBUTIONS

     Participants may withdraw all or a portion of vested contributions subject to certain conditions as specified in the Plan document. Upon retirement, Participants may elect to receive distribution of their accounts as a lump sum distribution or as an annuity ranging in life from two to ten years.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared on the accrual basis.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities, such as those regarding fair value. Actual results could differ from those estimates.

CYPRUS AMAX MINERALS COMPANY THRIFT PLAN FOR
  BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     VALUATION OF ASSETS AND INCOME RECOGNITION

     Phelps Dodge and the former Cyprus Amax common stock is valued at fair market value based on the quoted market price.

     Participant loans are valued at cost, which approximates fair value.

     The remaining investments are valued at the net asset value of shares held by the Plan at year end.

     Transfers of assets into the Plan are made at fair market value. Assets transferred out of the Plan are reported at market value with the difference between cost and market reported as realized gains or losses.

     Purchase and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

     RECLASSIFICATIONS

     Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3.   INVESTMENTS

     INVESTMENT OPTIONS

     On December 22, 1999, the Plan was amended to permit the Plan to hold Phelps Dodge common stock. Participants may elect to invest their contributions to the Plan in Phelps Dodge common stock or a variety of T. Rowe Price funds. Effective December 2, 1999, all Company contributions are made in cash to be invested in Phelps Dodge common stock. Prior to December 2, 1999, Company contributions were made in cash to be invested in Cyprus Amax common stock. Shares of Phelps Dodge and formerly of Cyprus Amax common stock purchased by employer contributions may not be transferred or sold until properly withdrawn in accordance with Plan provisions to the extent that the participant's employer contribution account is vested. Upon distribution, these shares are unrestricted and may be freely traded.

CYPRUS AMAX MINERALS COMPANY THRIFT PLAN FOR
  BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.   INVESTMENTS (CONTINUED)

     The following presents investments that represent 5 percent or more of the Plan's net assets at fair value.

                                                             December 31,
                                                       ------------------------
                                                          1999          1998
                                                       ----------    ----------
     Common Stock Fund

       Phelps Dodge Corporation common stock,
       6,859 and 0 shares, respectively                $  462,148*   $       --

       Cyprus Amax Minerals Company common stock,
       0 and 31,848 shares, respectively                       --       318,887*

     T. Rowe Price

     Stable Value Fund, 1,129,972.07 and 947,135.34
     shares, respectively                               1,129,972       947,135

     New Horizons Fund, 8,270.539 and 9,245.672
     shares, respectively                                 227,688       215,794

     Prime Reserve Fund, 265,384.27 and 28,431.57
     shares, respectively                                 265,384        28,432

     Equity Index Fund, 39,135.925 and 36,951.646
     shares, respectively                               1,548,218     1,233,446

     Science and Technology Fund, 9,636.604 and
     5,050.895 shares, respectively                       613,948       190,267

     Equity Income Fund, 12,667.425 and 12,902.152
     shares, respectively                                 314,279       339,585

* Nonparticipant - directed

CYPRUS AMAX MINERALS COMPANY THRIFT PLAN FOR
  BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.   INVESTMENTS (CONTINUED)

     During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $881,486 as follows:

          Mutual funds                                 $488,866
          Common stock                                  392,620
                                                       --------
                                                       $881,486
                                                       ========

4.   NONPARTICIPANT - DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant - directed investments is as follows:

                                                           DECEMBER 31,
                                                      ---------------------
                                                         1999        1998
                                                      ---------    --------
     Net assets:
           Common stock:
                Phelps Dodge                          $      --    $318,887
                Cyprus Amax                             462,148          --
                                                      ---------    --------
                                                      $ 462,148    $318,887
                                                      =========    ========

     Changes in net assets:
           Contributions                              $  78,203
           Dividends                                     11,043
           Net appreciation                             392,620
           Loan repayments                                  748
           Benefits paid to participants                (39,636)
           Transfers, net                              (299,717)
                                                      ---------
                                                      $ 143,261
                                                      =========

5.   TAX STATUS

     Cyprus Amax received a favorable determination letter dated September 11, 1995, from the Internal Revenue Service as to the qualified status of the Plan. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for federal or state income taxes has been included in the Plan's financial statements. The Plan is now within its remedial amendment period for recent changes in applicable law (e.g., Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997, Retirement Protection Act of 1994 ("GATT"), and the Uniformed Services Employment and Reemployment Rights Act of 1994) and that it is anticipated that the Plan will be further amended to the extent necessary to comply with such laws and will be submitted on a timely basis to the IRS for a determination letter as to the Plan's continued tax qualified status.

CYPRUS AMAX MINERALS COMPANY THRIFT PLAN FOR
  BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

     Gains (losses) on the sale of investments as reported in the statement of changes in net assets available for benefits have been determined on a participant level using the average cost method. For purposes of the Department of Labor's Form 5500, gains (losses) on such sales have been calculated based upon the market value at the beginning of the Plan year in accordance with the requirements of the Form 5500.

     In addition, in accordance with guidance issued by the American Institute of Certified Public Accountants, the Plan does not recognize as a liability amounts elected to be withdrawn but not yet distributed as of year end. However, such amounts must be included on the Form 5500. As of December 31, 1999 and 1998 the Plan had no benefits payable due to timing of the distributions by the Trustee.

7.   TRANSACTIONS WITH PARTIES IN INTEREST

     Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the Plan trustee and recordkeeper as defined by the Plan. Therefore, these transactions qualify as party-in-interest.

     Phelps Dodge, as Plan sponsor, is also a party-in-interest. Investments include shares of Phelps Dodge common stock. Purchases of $400,695 and sales of $1,143 were made during 1999. Prior to October 16, 1999, Cyprus Amax was Plan sponsor and was therefore a party-in-interest. Investments included shares of Cyprus Amax common stock. Purchases of $80,039 and sales of $728,538 were made during 1999. The market value of the Phelps Dodge common stock was $67.375 per share as of December 31, 1999. The market value of the Cyprus Amax common stock was $10.00 per share as of December 31, 1998.

8.   PLAN TERMINATION

     Although it has not expressed any intent to do so, Phelps Dodge has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants would become 100 percent vested in their employer contributions.

9.   SUBSEQUENT EVENTS

     Amax Metals Recovery ceased operations in January, 2000. As such, Phelps Dodge will be liquidating its interest in Amax Metals Recovery. However, the Participants in the Plan will be allowed to maintain their investments in the Plan and pay off any loans outstanding. Phelps Dodge currently does not intend to terminate the Plan.

CYPRUS AMAX MINERALS COMPANY THRIFT PLAN FOR
  BARGAINING UNIT EMPLOYEES
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 1999
--------------------------------------------------------------------------------

PARTY IN    IDENTITY OF ISSUE, BORROWER                                                  CURRENT
INTEREST     LESSOR, OR SIMILAR PARTY      DESCRIPTION OF INVESTMENT        COST          VALUE
--------    ---------------------------    -------------------------    -----------    -----------
  Yes       Phelps Dodge Corporation       Phelps Dodge Corporation
                                             common stock
                                             No par value               $   399,859    $   462,148

  Yes       T. Rowe Price                  Prime Reserve Fund               265,384        265,384

  Yes       T. Rowe Price                  Equity Index Fund                891,084      1,548,217

  Yes       T. Rowe Price                  International Stock Fund         102,009        138,256

  Yes       T. Rowe Price                  Spectrum Income Fund               9,409          8,901

  Yes       T. Rowe Price                  Stable Value Fund              1,129,972      1,129,972

  Yes       T. Rowe Price                  New Horizons Fund                192,503        227,688

  Yes       T. Rowe Price                  Science & Technology Fund        409,389        613,948

  Yes       T. Rowe Price                  Equity Income Fund               310,781        314,279

  Yes       T. Rowe Price                  Spectrum Growth Fund              44,050         47,640

  Yes       Participant loans              Interest rate
                                           6% - 11.5%, with maturity
                                           dates through 2002                    --        199,209
                                                                                       -----------
                                                                                       $ 4,955,642
                                                                                       ===========

CYPRUS AMAX MINERALS COMPANY THRIFT PLAN FOR
  BARGAINING UNIT EMPLOYEES
SCHEDULE OF REPORTABLE TRANSACTIONS (a)
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                         NUMBER OF     NUMBER OF    PURCHASE       SELLING    LEASE
        ISSUER            DESCRIPTION OF ASSETS          PURCHASES       SALES        PRICE         PRICE     RENTAL
        ------            ---------------------          ---------       -----        -----         -----     ------
Single Transactions
----------------------
T. Rowe Price             Phelps Dodge Common Stock           1                   $   189,412
                                                              1                       202,866
                          Cyprus Amax Common Stock                         1                     $   418,717
                                                                           1                         202,866
                          Prime Reserve Fund                  1                       229,305

Series of Transactions
----------------------
T. Rowe Price             Phelps Dodge Common Stock           4                       400,695
                                                                           2                           1,143
                          Cyprus Amax Common Stock           26                        80,039
                                                                          28                         728,538


                                                                                 CURRENT
                                                       EXPENSE                   VALUE OF
                                                      INCURRED                   ASSET ON      NET GAIN
                                                        WITH        COST OF    TRANSACTION     OR (LOSS)
        ISSUER            DESCRIPTION OF ASSETS      TRANSACTION     ASSET        DATE         ON SALES
        ------            ---------------------      -----------     -----        ----         --------

Single Transactions
----------------------
T. Rowe Price             Phelps Dodge Common Stock                $  189,412    $ 189,412
                                                                      202,866      202,866
                          Cyprus Amax Common Stock                    418,717      418,717    $       --
                                                                      202,866      202,866            --
                          Prime Reserve Fund                          229,305      229,305


Series of Transactions
----------------------
T. Rowe Price             Phelps Dodge Common Stock                   400,695      400,695
                                                                          836        1,143           307
                          Cyprus Amax Common Stock                     80,039       80,039
                                                                      761,234      728,538       (32,696)

(a) Transactions or series or transactions in excess of 5 percent of the current value of the Plan's assets as of January 1, 1999 as defined in
     Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                        Cyprus Amax Minerals Company
                                        Thrift Plan for Bargaining
                                        Unit Employees


Date: July 13, 2000                     By: /s/ David L. Pulatie
                                            ------------------------------------
                                            David L. Pulatie, Chairman Benefits
                                            Administration Committee